O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  ACRAWFORD@OLSHANLAW.COM
DIRECT DIAL:  212.451.2232

July 8, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Superior Industries International Inc.
Preliminary Proxy Statement filed on Schedule 14A (the “Proxy Statement”)
Filed on June 27, 2014 by GAMCO Asset Management, Inc., Mario J. Gabelli,
Philip T. Blazek, Ryan Morris and Walter M. Schenker
File No. 001-06615

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 3, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with GAMCO Asset Management, Inc. and the other participants in the solicitation (collectively “GAMCO”), and we provide the following responses on GAMCO’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

General

1.	Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update information required by Item 5(b) of Schedule 14A.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to include information as of the most reasonable practicable date and confirms that all blanks in the Proxy Statement will be filled in prior to the filing of a definitive proxy statement by GAMCO in connection with its proxy solicitation. See pages 1 and 13 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

July 8, 2014

Background to the Solicitation, page 4

2.
Please supplement the fourth bullet point to clarify that GAMCO contested the 2013 Annual Meeting, inclusive of a reference to the material issues advanced by GAMCO (i.e., a board declassification proposal and nomination of Mr. Schenker).

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that GAMCO contested the 2013 Annual Meeting and referred to the material issues advanced by GAMCO thereat. See page 4 of the Proxy Statement.

Reasons for the Solicitation, page 6

3.
We note the withdrawal by GAMCO of its proposal seeking to have the Board authorize a tender offer to repurchase company shares.  We also note GAMCO’s belief that its nominees will explore “available opportunities to enhance shareholder value.”  Please clarify whether the nominees have any specific plans, if elected, which involve an issuer tender offer.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that the Nominees do not have any specific plans for the Company at this time, including those which involve a tender offer by the Company. See page 6 of the Proxy Statement.

4.
Please see our comment above.  Provide further context to your disclosure by specifying any plans the nominees have with respect to the Board and company if elected.  If there are no specific plans for enhancement of shareholder value, please revise to clearly state this fact.

GAMCO acknowledges the Staff’s comment and refers the Staff to its response to Comment #3 above.

5.
We refer to description of Mr. Schenker as “the author of significant published research on the industry...”  Please clarify whether the statement is one of opinion or belief.  Further, please define why the participants believe the publications are significant by reference to either the quantity of publications or any objective recognition Mr. Schenker has received for his published research on the industry.  If Mr. Schenker’s research has not been objectively awarded or recognized, please revise to state this.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to provide further detail regarding Mr. Schenker’s extensive published research.  Specifically, the Proxy Statement has been revised to state that Mr. Schenker published in excess of 200 research pieces on topics relating to the industry and the companies therein and that he has been quoted in publications such as the Wall Street Journal, among others.   GAMCO has further revised the Proxy Statement to remove the reference to “significant research” so as not to create ambiguity that this statement refers to any awards or formal recognitions, and instead has explained that Mr. Schenker’s qualifications cover the publication of a very large volume of industry research.  See pages 7 and 9 of the Proxy Statement.

July 8, 2014

Proposal No. 1...., page 8

6.	Please disclose any plans the nominees have to acquire beneficial ownership of shares if elected to the board.

GAMCO acknowledges the Staff’s comment and has updated the Proxy Statement to disclose that, subject to market conditions and other factors, the Nominees plan to acquire beneficial ownership of shares if elected to the Board. See page 9 of the Proxy Statement.

7.
You disclose that the participants are reserving the right to vote for unidentified substitute nominees.  Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

GAMCO acknowledges the Staff’s comment and confirms that should it lawfully identify or nominate substitute or additional nominees before the Annual Meeting, GAMCO will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Solicitation of Proxies, page 15

8.
We note that you plan on soliciting requests in person, telephone, the Internet, mail and facsimile. Clarify whether the participants may also use electronic mail.  Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

GAMCO acknowledges the Staff’s comment and confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use.

9.
Further to our comment above.  Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize.  Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

GAMCO acknowledges the Staff’s comment and hereby confirms that it does not plan to solicit proxies via Internet chat rooms.

*     *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

July 8, 2014

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Aneliya Crawford

Aneliya Crawford

CC:	Steve Wolosky, Olshan Frome Wolosky LLP
David Goldman, GAMCO Asset Management Inc.
George Maldonado, GAMCO Asset Management Inc.

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on June 27, 2014, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

GAMCO ASSET MANAGEMENT INC.

By:	/s/ David Goldman
	Name:	David Goldman
	Title:	General Counsel

MARIO J. GABELLI

By:	/s/ David Goldman
	Name:	David Goldman
	Title:	Attorney-In-Fact for Mario J. Gabelli

/s/ Philip T. Blazek
PHILIP T. BLAZEK

/s/ Ryan J. Morris
RYAN J. MORRIS

/s/ Walter M. Schenker
WALTER M. SCHENKER